Douglas E. McWilliams dmcwilliams@velaw.com
Tel 713.758.3613 Fax 713.615.5725
September 9, 2009
By Facsimile and EDGAR
Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Hiland Holdings GP, LP and co-filers
Schedule 13E-3
Filed July 1, 2009
File No. 5-82081

Preliminary Proxy Statement on Schedule 14A
Filed July 1, 2009
File No. 1-33018

Hiland Partners, LP, and co-filers
Schedule 13E-3
Filed July 1, 2009
File No. 5-80564

Preliminary Proxy Statement on Schedule 14A
Filed July 1, 2009
File No. 0-51120
Dear Mr. Owings:
     On behalf of our clients, Hiland Partners, LP (“Hiland Partners”) and Hiland Holdings GP, LP (“Hiland Holdings” and, together with Hiland Partners, the “Hiland Companies”), we are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 3, 2009 (the “Comment Letter”).

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission September 9, 2009 Page 2
     Concurrently with the submission of this letter, each Hiland Company is filing through EDGAR an amended preliminary proxy statement (File No. 0-51120 (with respect to Hiland Partners) and File No. 1-33018 (with respect to Hiland Holdings)) (the “Preliminary Joint Proxy Statement”) and Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (File No. 5-80564 (with respect to Hiland Farmers) and File No. 5-82081 (with respect to Hiland Holdings))(the “Schedules 13E-3”). The Preliminary Joint Proxy Statement and the Schedules 13E-3 have been amended in response to the Staff’s comments as indicated in this letter.
     We have repeated in bold each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the respective Hiland Company’s response or the Hiland Companies’ joint response.
Hiland Holdings GP, LP
General
COMMENT:

1.	We note your response to comment 1 in our letter dated August 25, 2009. Also, we note the acknowledgments at the end of your response letter from each filing person. Please revise the first acknowledgment to state that the filing person is responsible for the adequacy and accuracy of the disclosure in the filings and resubmit these acknowledgments from each filing person signed by that filing person.

RESPONSE:

The Hiland Companies have included such acknowledgments by all filings persons, which are attached as Annex A to this response letter.
Hiland Holdings GP, LP
Schedule 13E-3
Item 7. Purposes, Alternatives, Reasons and Effects, page 6
COMMENT:

2.	We refer you to Instruction 3 to Item 1013 of Regulation M-A, which requires disclosure of the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both

Securities and Exchange Commission September 9, 2009 Page 3
dollar amounts and percentages. Please supplement your disclosure to provide this information.

RESPONSE:

The Hiland Companies have revised the Preliminary Joint Proxy Statement as requested. Please see the additional disclosure included under “Effects of the Mergers” beginning on page 119 of the Preliminary Joint Proxy Statement.
Revised Preliminary Proxy Statement on Schedule 14A
Cover Page
COMMENT:

3.	We note your response to comment 3 in our letter dated August 25, 2009. Please revise your reference to the location of the definition of affiliate on your cover page to make it more specific than “the section entitled ‘The Hiland Partners Merger Agreement’ in the attached joint proxy statement.” For example, please refer to the page on which the definition is located, page 162, or the subsection in which the definition is located, “Conditions to Completion of the Hiland Partners Merger.” Also, in your definitions on pages 162 and 181, please disclose the affiliates to which you refer.

RESPONSE:

The Hiland Companies have revised the Preliminary Joint Proxy Statement as requested. Please see the revised disclosure on the cover page and in “The Hiland Partners Merger Agreement—Conditions to Completion of the Hiland Partners Merger” and “The Hiland Holdings Merger Agreement—Conditions to Completion of the Hiland Holdings Merger” on pages 163 and 182, respectively, of the Preliminary Joint Proxy Statement.

Securities and Exchange Commission September 9, 2009 Page 4
* * * * * * * * * * * * *
     If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3613, or in his absence, Steve Gill at (713) 758-4458.

Very truly yours,
/s/ Douglas E. McWilliams

Annex A
     As requested by the Staff, each undersigned filing person acknowledges that:
•	such filing person is responsible for the adequacy and accuracy of the disclosure in the filings concerning such person addressed in the letter to which this annex is attached;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the filing; and

•	such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This 9th day of September, 2009.

HILAND PARTNERS, LP
By:	Hiland Partners GP, LLC,
its general partner

By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

HILAND HOLDINGS GP, LP
By:	Hiland Partners GP Holdings, LLC,
its general partner

By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

Other filing persons:

HILAND PARTNERS GP, LLC
By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

HILAND PARTNERS GP HOLDINGS, LLC
By:	/s/ Joseph L. Griffin
Joseph L. Griffin
Chief Executive Officer

JOSEPH L. GRIFFIN
/s/ Joseph L. Griffin

HH GP HOLDING, LLC
By:	/s/ Harold Hamm
Harold Hamm
President

HLND MERGER CO, LLC
By:	/s/ Harold Hamm
Harold Hamm
President

HPGP MERGERCO, LLC
By:	/s/ Harold Hamm
Harold Hamm
President

HAROLD HAMM
/s/ Harold Hamm

BERT MACKIE, as Trustee of the Harold Hamm HJ Trust
/s/ Bert Mackie

BERT MACKIE, as Trustee of the Harold Hamm DST Trust
/s/ Bert Mackie

BERT MACKIE
/s/ Bert Mackie

CONTINENTAL GAS HOLDINGS, INC.
By:	/s/ Matthew Harrison
Matthew Harrison
Vice-President--Finance, Chief Financial Officer and Secretary

MATTHEW S. HARRISON
/s/ Matthew S. Harrison